KOLASCO CORP.
1005-63 CALLOWHILL DR.
TORONTO, ON, M9R 3L6
CANADA


May 23, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Kolasco Corp.'s - Registration Statement on Form S-1
Amendment No. 1
Filing No. 333-180459

Dear: Celeste M. Murphy

In response to your letter dated April 23, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

WE NOTE THAT YOU ARE A DEVELOPMENT STAGE COMPANY WITH NOMINAL OPERATIONS. AS A RESULT, THE COMPANY IS CONSIDERED A SHELL COMPANY UNDER RULE 405 OF THE SECURITIES ACT AND RULE 12B-2 OF THE EXCHANGE ACT. IN ADDITION, THE SHARES BEING REGISTERED FOR RESALE CONSTITUTES 100% OF THE COMPANY'S SHARES NOT HELD BY YOUR SOLE OFFICER AND DIRECTOR, AND WERE ISSUED TO YOUR SELLING SHAREHOLDERS RECENTLY. AS A RESULT, THE OFFERING IS AN INDIRECT PRIMARY OFFERING.

REVISE YOUR PROSPECTUS COVER PAGE TO IDENTIFY THE COMPANY AS A SHELL COMPANY. IDENTIFY ALL THE SELLING SHAREHOLDERS AS UNDERWRITERS (NOT "MAY BE DEEMED UNDERWRITERS") AND FIX THE SALES PRICE TO THE PUBLIC FOR THE DURATION OF THE OFFERING. IN ADDITION, MAKE CONFORMING CHANGES THROUGHOUT THE PROSPECTUS (E.G. PLAN OF DISTRIBUTION).

RESPONSE: The Registrant does not believe that it is a "shell company" as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Rule 405 of Regulation C defines a "shell company" as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, the Registrant does not believe that it can be classified as having "no or nominal operations". From inception, the Registrant's management has devoted a significant amount of time to the development of the Registrant's business. In furtherance of the Registrant's planned business, the Registrant's management investigated the market demand for translation and interpretation services, raised seed capital, developed its business plan, purchased a translation program, registered a domain name for our new website, completed a
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translation   project  for  our  first  client,  and  executed  a  contract  for translation services with Apikosmetic Ltd. The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as having "no or nominal operations".

In response to the question re: the indirect primary offering, the registrant respectfully submits that the resale offerings of shares of its common stock included in the Registration Statement are appropriately characterized as transactions eligible to be made under Rule 415(a)(1)(i) of Regulation C, and are not primary offerings of the shares to the public.

Rule 415(a)(1)(i) provides that "[s]ecurities may be registered for an offering to be made on a continuous or delayed basis in the future, [p]rovided, [t]hat . .. . [t]he registration statement pertains only to . . . [s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary." The shares of the company's common stock included in the Registration Statement are being offered or sold solely by shareholders of the company, not by the company, a subsidiary of the company, or a person of which the company is a subsidiary. Moreover, the company will receive none of the proceeds from the sale of any such shares of common stock.

Furthermore, below is an analysis of: who receives the proceeds of an offering, the consideration of "Length of Time the Selling Shareholders Have Held the Shares; Relationship of the Selling Shareholders to the Issuer; Circumstances Under Which the Selling Shareholders Received the Shares; Whether Sellers are tin the Business of Underwriting Securities; Amount of Shares Involved; and Whether Under All the Circumstances It Appears that the Sellers are Acting as a Conduit for the Issuer. The analysis below confirms that the resale offerings of shares of its common stock constitute genuine secondary offerings and not primary offerings, for the following reasons:

Length of Time the Selling Shareholders Have Held the Shares. As of the filing of this registration statement, all of the outstanding shares sold pursuant to the Registration Statement will have been held by the selling shareholders for at least five months since the original purchase of such shares from the company, placing the full risk of investing in such shares on the investors over a quite substantial period of time.

Relationship of the Selling Shareholders to the Issuer. The company has no commitment, agreement, arrangement or understanding with any selling shareholder regarding a distribution of the shares of common stock included in the Registration Statement, and those selling shareholders who sell shares pursuant thereto will do so without collecting a fee, commission or other payment from the company.

Circumstances Under Which the Selling Shareholders Received the Shares. All of the outstanding shares of common stock included in the Registration Statement were purchased from the company for cash in the private placements. Each of the investors in the private placement represented at the time of purchase that the investor was acquiring the outstanding shares included in the Registration Statement for investment purposes and not with a view to distribution.

Whether Sellers are in the Business of Underwriting Securities. None of the selling shareholders: 1) has had a material relationship with us other than as a shareholder at any time within the past three years; 2) has ever been one of our officers or directors; 3) is a broker-dealer; or a broker-dealer's affiliate. All selling shareholders have advised the company that they purchased the relevant shares of common stock in the ordinary course of business or for investment purposes and not with intent to distribute such shares in violation of the Securities Act.

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Amount of Shares  Involved.  The  company  does not  believe  that the amount of common stock being registered alone warrants recharacterizing valid secondary offerings as primary offerings. The amount of shares being offered is only one of several factors to be considered in evaluating whether, under "all the circumstances," a purported secondary offering is instead a primary offering. Securities Act Rules CDI Question 612.09. Other facts discussed in this letter, such as various investors'represented investment intent, circumstances under which the selling shareholders received the shares, the selling shareholders' holding periods, and the relationship of the selling shareholders to the company, support the appropriate characterization of the offerings as secondary in nature.

Whether Under All the Circumstances It Appears That the Sellers Are Acting as a Conduit for the Issuer. The company respectfully submits that the selling shareholders should in no manner be deemed to be acting as its conduit in a distribution of common stock. The company has no commitment, agreement, arrangement or understanding with any selling shareholder regarding a distribution of shares of common stock included in the Registration Statement, nor will the company receive any proceeds from the resale of such shares. To the knowledge of the company, none of the selling shareholders has any agreement or understanding as to the sale of any shares of common stock included in the Registration Statement, nor, to the knowledge of the Company, do such shareholders have an obligation to sell such shares. As of the date of this registration statement, all of such shares will have been acquired from the company more than 5 months ago. All of the outstanding shares included in the Registration Statement were purchased for full consideration, unconditionally and irrevocably, at the time of their issuance, placing the full risk of investing in such shares on the investors over a substantial period of time. The company respectfully submits that given the totality of these facts, the selling shareholders are not acting as conduits for the company and therefore the resale offerings of shares of the company's common stock constitute genuine secondary offerings and not primary offerings.

COMMENT: 2

PLEASE UPDATE THE FINANCIAL INFORMATION INCLUDED IN YOUR FILING IN ACCORDANCE WITH THE REQUIREMENTS OF RULE 8-08 OF REGULATION S-X.

RESPONSE: We have updated the financial information.

COMMENT: 3

WE NOTE THAT THROUGHOUT YOUR DISCLOSURE YOU REFER TO YOUR SOLE OFFICER AND DIRECTOR BOTH AS "MR." AND "MS." MYKOLA OGIR. PLEASE REVISE FOR CONSISTENCY THROUGHOUT THE REGISTRATION STATEMENT.

Response: We have revised for consistency.

OUR BUSINESS, PAGE 3

COMMENT: 4

YOU STATE IN THE FIRST PARAGRAPH, AND ELSEWHERE IN YOUR FILING, THAT YOU HAVE NO REVENUES OR OPERATIONS, HOWEVER YOU APPEAR TO HAVE RECOGNIZED $800 IN REVENUES AND $1,334 IN OPERATING EXPENSES DURING THE PERIOD FROM DECEMBER 1, 2010 TO NOVEMBER 30, 2011.
PLEASE REVISE THROUGHOUT YOUR FILING OR ADVISE US.

RESPONSE: We have revised on Page 3 and throughout the filing to disclose revenue of $800.

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DESCRIPTION OF BUSINESS, PAGE 14

COMMENT: 5

AT THE BOTTOM OF PAGE 14 YOU STATE THAT IF YOU ARE PRESENTED WITH A JOB OUTSIDE OF YOUR LANGUAGE EXPERTISE YOU WILL OUTSOURCE IT TO OTHER TRANSLATION EXPERTS. PLEASE REVISE YOUR DISCLOSURE TO DISCUSS WHETHER YOU HAVE EXISTING RELATIONSHIPS, WRITTEN AGREEMENTS OR OTHERWISE ESTABLISHED CONNECTIONS WITH OTHER TRANSLATION EXPERTS.

RESPONSE: We revised to disclose that we do not have existing relationships or written agreements with such translation experts.

TRANSLATION, PAGE 15

COMMENT: 6

YOU STATE THAT YOUR DIRECTOR, MR. OGIR, WILL COMPLETE ALL HUMAN TRANSLATION FOR THE COMPANY INITIALLY. HOWEVER, WE NOTE THAT YOU ARE CURRENTLY OFFERING TRANSLATION IN FOUR LANGUAGES AND THAT MR. OGIR HAS NO FORMAL TRAINING IN LANGUAGE TRANSLATION. ADDITIONALLY, ON PAGE 5 YOU STATE THAT HE WILL ONLY BE DEVOTING 20 - 25% OF HIS TIME TO THE COMPANY AND ONLY WHEN CONVENIENT TO HIM. PLEASE RECONCILE, EXPLAINING THE TIME MR. OGIR PLANS TO DEVOTE TO THE COMPANY. ALTERNATIVELY, REVISE YOUR RISK FACTOR SECTION TO PROVIDE THESE FACTS TOGETHER UNDER A SINGLE RISK FACTOR.

RESPONSE: We have added disclosure that Mr. Ogir has agreed to devote more of his time to our business matters when it will be required--when our operations expand.

We have also indicated that Mr. Ogir is Ukrainian and Russian native speaker and holds Bachelor's and Master's degrees in foreign languages. In 1977 he graduated from permanent guide-interpreters courses under the Council Of Ministers of the USSR on Spanish and English Programs. In 1981 he graduated from People's University of Technical Progress in Kiev, Ukraine. Faculty: Scientific and Technical Translation. Department: English, Spanish, Russian and Ukrainian Translation.

COMMENT: 7

WE NOTE THAT YOU WILL USE MT PROMT SYSTEM 9.0 SOFTWARE TO ASSIST WITH TRANSLATIONS.
REVISE THIS SECTION TO DISCUSS WHETHER YOU CURRENTLY HOLD A LICENSE TO INSTALL AND USE THIS SOFTWARE OR HAVE OTHERWISE PURCHASED THIS SOFTWARE. IF YOU HAVE NOT YET PURCHASED THE SOFTWARE, PROVIDE CONTEXT BY OUTLINING THE FUTURE OR EXPECTED COSTS INVOLVED.

RESPONSE: We have disclosed that we purchased MT PROMPT SYSTEM 9.0 from PROMT (www.promt.com), a provider of automated translation software with offices in US, Germany, and Russia.

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2-WAY EMAIL TRANSLATION, PAGE 16

COMMENT: 8

HERE, AND IN THE PARAGRAPHS IMMEDIATELY PRIOR AND AFTER, YOU DISCUSS THE PURPOSE OF "GISTED" EMAIL TRANSLATION FOR BUSINESSES AND EMAILS TO AND FROM "OVERSEAS CORRESPONDENTS" AS WELL AS PROVIDING ON-SITE INTERPRETATION SERVICES FOR BUSINESS NEGOTIATIONS, FOR EXAMPLE. HOWEVER, WE NOTE THAT ELSEWHERE IN YOUR DISCLOSURE YOU DISCUSS YOUR PRIMARY TARGET CUSTOMERS AS INTERNATIONAL STUDENTS. PLEASE EXPLAIN EXPANDING YOUR DISCUSSION AS APPROPRIATE.

Response: We have removed our erroneous disclosure regarding our primary target customers as international students.

MARKETING OUR SERVICES, PAGE 16

COMMENT: 9

YOU STATE THAT YOU PLAN TO "CONCLUDE" REFERRAL AGREEMENTS WITH VARIOUS TOURIST ORGANIZATION AND TRAVEL AGENCIES IN THE NEXT YEAR. PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN THE MEANING OF "CONCLUDE." FOR EXAMPLE, DISCUSS WHETHER YOU HAVE
ENTERED NEGOTIATIONS, EXECUTED WRITTEN AGREEMENTS OR SOME OTHER LEVEL OF SECURING THESE RELATIONSHIPS. PLEASE FILE ANY MATERIAL CONTRACTS. REFER TO ITEM 601(B)(10) OF REGULATION S-K.

RESPONSE: We have disclosed that we have not entered in negotiations, executed written agreements, and have not secured these relationships.

Thank you.

Sincerely,


/s/ Mykola Ogir
----------------------------
MYKOLA OGIR


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